08000230

82-03143

RECEIVED
2008 JAN 15 A 7:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY

To: The *FSA*

Date: 7 January 2008

SUPPL

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		8,845,638		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		2,418,834		
Balance under scheme not yet issued/allotted at end of period		6,426,804		
Number and *class* of *securities* originally listed and the date of admission		10,945,864 (Jan 2002) 14,700,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ____________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

Dlw 1/15

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Share Option Plan 2001 (Options granted 2001 onwards)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		1,528,571		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		683,281		
Balance under scheme not yet issued/allotted at end of period		845,290		
Number and *class* of *securities* originally listed and the date of admission		2,925,060 (Jan 2002) 4,300,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Executive Share Option Scheme 1993 (Options granted 1994 to 2000)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		7,219,580		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		1,394,240		
Balance under scheme not yet issued/allotted at end of period		5,825,340		
Number and *class* of *securities* originally listed and the date of admission		24,776,492 (between April 1996 and April 2000)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems JV Executive Share Option Scheme 1998 (Options granted 1998 to 2000)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		638,219		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		68,810		
Balance under scheme not yet issued/allotted at end of period		569,409		
Number and *class* of *securities* originally listed and the date of admission		860,209 (Nov 1999 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ______________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems SAYE Share Options Scheme 1993 (Options granted to 2002)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		31,751,840		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		529,775		
Balance under scheme not yet issued/allotted at end of period		31,222,065		
Number and *class* of *securities* originally listed and the date of admission		84,028,260 (Dec 1994 to Apr 2000)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems All Employee Share Schemes (Options granted 2002 onwards)		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		6,440,788		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		1,274,430		
Balance under scheme not yet issued/allotted at end of period		5,166,358		
Number and *class* of *securities* originally listed and the date of admission		11,000,000 (June 2006)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 7 January 2008

Name of *applicant*:		BAE Systems plc		
Name of scheme:		BAE Systems Joint Venture SAYE Share Option Scheme 1998		
Period of return:	From:	1 July 2007	To:	31 December 2007
Balance under scheme from previous return:		2,273,577		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		N/A		
Number of *securities* issued/allotted under scheme during period:		140,397		
Balance under scheme not yet issued/allotted at end of period		2,133,180		
Number and *class* of *securities* originally listed and the date of admission		5,973,508 (Nov 98 to Apr 00)		
Total number of *securities* in issue at the end of the period		3,574,509,017		

Name of contact:	Simone Barratt
Address of contact:	Warwick House, PO Box 87, Farnborough Aerospace Centre, Farnborough, GU14 6YU
Telephone number of contact:	01252 383945

SIGNED BY ________________________________

Director/company secretary/suitably experienced *employee*/duly authorised officer,
for and on behalf of
BAE Systems plc
Name of *applicant*

END